Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

December 7, 2019

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Approval of petitioner’s withdrawal from a class action previously filed against D.B.S.

Further to the previous report of Bezeq, from April 2016, regarding a claim and class action certification motion filed against DBS Satellite Services (1998) Ltd. (“Yes”), with the Tel Aviv District Court - Bezeq has further announced today that a judgment was rendered by the Tel Aviv District Court approving the petitioner’s withdrawal from the proceeding and dismissed any further personal claims, as were filed under such proceedings.

In the Original claim, as was filed (and dismissed), and according to the petitioners, the term included in Yes’s contract with its customers, whereby the possibility of “freezing” a subscription for a limited time period and avoiding payment of subscription fees for such period was for a minimum period of thirty days (hereinafter, the “Condition”) was a discriminatory and unreasonable term in a standard contract. The plaintiffs further asserted that Yes enables a subscription to be “frozen” for a shorter period for customers who contact it in this regard via telephone - a fact which amounts to consumer deception and bad faith conduct.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.